EXHIBIT 99.1

Valcent Products Inc.
(A Development Stage Company)

Condensed Consolidated Interim Financial Statements
December 31, 2011
(Unaudited)

TABLE OF CONTENTS

CONDENSED FINANCIAL STATEMENTS
Page
Condensed Consolidated Interim Statement of Financial Position	2
Condensed Consolidated Interim Statements of Comprehensive Loss	3
Condensed Consolidated Interim Statements of Changes in Equity	4
Condensed Consolidated Interim Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6-23

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements (“financial statements”) of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim consolidated financial statements by an entity’s auditor.

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in US Dollars)
(Unaudited)

	December 31, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents (Note 5)	$21,580	$31,936
Receivables	266,904	300,233
Prepaid expenses	88,170	98,288
Inventories (Note 9)	-	-
Total current assets	377,194	430,457

Non-current assets
Assets held for sale	433,254	433,254
Property and equipment (Note 6)	89,383	137,324
Product license (Note 7)	1	1
Total non-current assets	522,638	570,579
Total assets	$899,832	$1,001,036

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities	$1,187,405	$1,601,161
Promissory notes payable (Note 10)	1,346,576	558,212
Due to related parties (Note 17)	592,614	255,378
Convertible notes (Note 11)	57,108	51,698
Derivative liability (Note 24(1))	11,000	175,600
Total current liabilities	3,194,705	2,642,049
Shareholders’ deficiency
Share capital (Note 12)	45,480,756	43,808,617
Contributed surplus (Note 12)	6,448,826	6,769,270
Commitment to issue shares (Note 12)	53,001	1,403,320
Equity component of convertible note (Note 11)	5,496	5,496
Accumulated deficit from prior operations	(2,265,325)	(2,265,325)
Accumulated deficit during the development stage	(52,017,627)	(51,362,391)
Total shareholders’ deficiency	(2,294,873)	(1,641,013)
Total equity and liabilities	$899,832	$1,001,036

Commitments (Note 18)
Subsequent Events (Note 23)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Approved by the Board:

(signed) “Stephen K. Fane”	Director	(signed) “Christopher Ng”	Director

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Comprehensive Loss
(Expressed in US Dollars)
(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
EXPENSES
Product development (Note 13)	$85,407	$270,706	$572,292	$969,483
General and administrative (Note 14)	90,113	264,208	176,577	1,126,048
Loss from operations	(175,520)	(534,914)	(748,869)	(2,095,531)
Interest and financing costs (Notes 15)	(46,913)	(149,444)	(105,587)	(374,451)
Non-operating expenses (Note 16)	24,965	(372,513)	199,220	(121,534)
Income (loss) before income tax	(197,468)	(1,056,871)	(655,236)	(2,591,516)
Income tax expense	-	-	-	-
Net income (loss) for the period	(197,468)	(1,056,871)	(655,236)	(2,591,516)
OTHER COMPREHENSIVE LOSS
Net comprehensive income (loss) attributable to equity holders	$(197,468)	$(1,056,871)	$(655,236)	$(2,591,516)

Basic and diluted (loss) gain per share	$(0.00)	$(0.02)	$(0.01)	$(0.05)
Weighted average number of common shares outstanding	84,254,834	57,389,550	86,476,093	55,794,298

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in US Dollars)
(Unaudited)

	Share capital	Contributed surplus	Commitment to issue shares	Equity component, convertible debt	Accumulated deficit from prior operations	Accumulated deficit during development stage	Total equity
Balance at April 1, 2010	$39,011,557	$5,023,657	$126,000	$-	$(2,265,325)	$(44,732,339)	$(2,836,450)
Loss for the period	-	-	-	-	-	(2,591,516)	(2,591,516)
Share capital issued	1,140,622	-	-	-	-	-	1,140,622
Share capital issued for extension of convertible debt	92,622	-	-	-	-	-	50,000
Return of shares to treasury	(10,000)	-	-	-	-	-	(10,000)
Equity portion of convertible debt	-	-	-	3,354	-	-	3,354
Warrants issued	-	64,304	-	-	-	-	64,304
Share issue commitment	-	-	(126,000)	-	-	-	(126,000)
For contributed services	-		-	-	-	-	122,598
Stock-based compensation	-	158,122	-	-	-	-	179,090
Balance at December 31, 2010	$40,234,801	$5,246,083	$-	$3,354	$(2,265,325)	$(44,732,339)	$(4,104,942)

Balance at April 1, 2011	$43,808,617	$6,769,270	$1,403,320	$5,496	$(2,265,325)	$(51,362,391)	$(1,641,013)
Income for the period		-	-	-	-	(655,236)	(655,236)
Share capital issued	1,672,139	-	-	-	-	-	1,672,139
Share issue commitment	-	-	(1,350,319)	-	-	-	(1,350,319)
Fair value of options	-	41,163	-	-	-	-	41,163
Stock-based compensation	-	10,529	-	-	-	-	10,529
Re-measurement of options	-	(372,136)	-	-	-	-	(372,163)
Balance at December 31, 2011	$45,480,756	$6,448,826	$53,001	$5,496	$(2,265,325)	$(52,017,627)	$(2,294,873)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Valcent Products Inc.
(A Development Stage Company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in US Dollars)
(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
OPERATING ACTIVITIES
(Loss) gain for the period	$(197,468)	$(1,056,871)	$(655,236)	$(2,591,516)
Items not involving cash:
Interest and accretion	71,753	(61,028)	104,342	-
Warrants issued as finder’s fees	-	(65,455)	-	-
Stock-based compensation	(7,901)	22,491	(266,378)	202,628
Shares issued for services	-	-	-	325,027
Non-cash penalty on convertible debt	-	104,982	-	103,392
Gain (loss) on disposal of vehicles	(1)	-	11,749	-
Recovery of accounts receivable	-	(4,073)	-	(4,011)
Gain on conversion of debt	-	-	-	(527,689)
Commitment to issue shares	-	-	4,500	-
Fair value change in derivative liability	(36,157)	337,252	(164,600)	588,220
Amortization	10,537	62,624	36,874	137,453
Foreign exchange loss (gain)	-	170,762	-	252,113
Changes in non-cash working capital items (Note 20)	94,891	2,497	(33,611)	99,579
Cash used in operating activities	(64,346)	(486,819)	(962,360)	(1,414,804)
INVESTING ACTIVITIES
Property and equipment	-	(2,581)	(682)	(5,979)
Cash used in investing activities	-	(2,581)	(682)	(5,979)
FINANCING ACTIVITIES
Proceeds from promissory notes	17,432	482,206	717,432	588,266
Proceeds from issuance of common shares	75,815	597,313	207,254	1,410,015
Proceeds from commitment to issue shares	(25,815)	-	53,000	-
Repayment of promissory notes	(25,000)	-	(25,000)
Cash generated by financing activities	42,432	1,079,519	952,686	1,998,281
Effect on foreign exchange on cash	-	(9,840)	-	(9,544)
Increase (decrease) in cash and cash equivalents during period	(21,914)	580,279	(10,356)	567,954
Cash and cash equivalents, beginning of period	43,494	9,642	31,936	21,967
Cash and cash equivalents, end of period	$21,580	$589,921	$21,580	$589,921

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

1.      CORPORATE INFORMATION

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company’s current business activity is to focus on the continued development and marketing of the Company’s High Density Vertical Growth System (“VerticropTM”) designed to produce vegetables and other plant crops.  The Company is listed on the OTC QB, having the symbol VCTZF.

The address of the Company’s corporate office and principal place of business is 120 Columbia Street, Vancouver, BC, Canada, V6A 3Z8.

The condensed interim financial statements are presented in United States dollars, which is also the Company’s functional currency.

2.      BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF IFRS

(a)            Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The full disclosure of the Company’s transition to IFRS is included in the Company’s interim financial statements for the three months ended June 30, 2011.  The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.  Note 24 discloses the impact of the transition to IFRS on our statement of financial position, comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended March 31, 2011.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our condensed interim consolidated financial statements for the three months ended June 30, 2011.  The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of March 01, 2012, the date the Board of Directors approved the financial statements.  Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ended March 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2011 annual financial statements and the Company’s interim financial statements for the three months ended June 30, 2011 prepared in accordance with IFRS applicable to interim financial statements.

We applied IFRS 1 in preparing these IFRS consolidated interim financial statements. The effects of the transition to IFRS on equity, total comprehensive income and cash flows are presented in Note 24.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

3.      NEW IFRS PRONOUNCEMENTS

(a)	Consolidated Financial Statements

In May 2011, IASB issued IFRS 10, ‘Consolidated Financial Statements’ and IFRS 12, ‘Disclosure of Interests in Other Entities’.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements.  IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors return.  IFRS 10 sets out the requirement on how to apply the control principle.  IFRS 12 outlines the disclosure requirement for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.  IFRS 10 and IFRS 12 supersede IAS 27, ‘Consolidated and Separate Financial Statements and SIC-12, ‘Consolidation – Special Purpose Entities’.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised).  The Company is currently assessing the impact of these standards on the Company’s financial statements.

(b)	Joint Arrangements

In May 2011, the IASB issued IFRS 11, ‘Joint Arrangements’, which provides guidance on accounting for joint arrangements.  If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement.  An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses.  A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement.  A joint venture is accounted for using the equity method.  Proportionate consolidation is no longer permitted.

IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.  The Company is currently assessing the impact of these standards on the Company’s financial statements.  This assessment includes analyzing the Company’s joint arrangements to determine the appropriate accounting treatment under the new standard.

(c)	Fair Value Measurement

In May 2011, the IASB issued IFRS 13, ‘Fair Value Measurement’.  This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements.  IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is a market-based measurement, not an entity-specific measurement so assumptions that market participants would use should be applied in measuring fair value.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

3.      NEW IFRS PRONOUNCEMENTS (continued)

(c)	Fair Value Measurement (continued)

IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.  The IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application.  The Company is currently assessing the impact of these standards on the Company’s financial statements.

(d)	Other Comprehensive Income

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”).  The IASB issued amendments to IAS 1, ‘Presentation of Financial Statements’, to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The amendments to IAS 1 are set out in Presentation of Items of Other Comprehensive Income and are effective for fiscal years beginning on or after July 1, 2012.  The Company is currently assessing the impact of these standards on the Company’s financial statements.

5.      CASH AND CASH EQUIVALENTS

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

6.      PROPERTY AND EQUIPMENT

	Equipment	Computer Equipment	Furniture and fixtures	Vehicles	Leasehold improve-ments	Total
COST
Balance, March 31, 2011	$616,709	$152,149	$84,886	$42,788	$186,828	$1,083,360
Additions	682	-	-	-	-	682
Disposals	-	-	-	(42,788)	-	(42,788)
Balance, December 31, 2011	$617,391	$152,149	$84,886	$-	$186,828	$1,041,254
DEPRECIATION
Balance, March 31, 2011	$491,135	$152,149	$84,886	$31,038	$186,828	$946,036
Depreciation	36,873	-	-	-	-	36,873
Disposals	-	-	-	(31,038)	-	(31,038)
Balance, December 31, 2011	$528,009	$152,149	$84,886	$-	$186,828	$951,871
CARRYING AMOUNTS
March 31, 2011	$125,574	$-	$-	$11,750	$-	$137,324
December 31, 2011	$89,383	$-	$-	$-	$-	$89,383

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at December 31, 2011, assets held for sale totaled $433,254 (Land $245,485 and Building $187,769) (2010 - $nil).

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

7.      PRODUCT LICENSE AND TECHNOLOGY PURCHASE

Effective April 1, 2009, the Company terminated the original License Agreement dated July 29, 2005 and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of $2,000,000 and issue 3% of its common shares on conclusion of the purchase agreement.  The $2,000,000 is payable on a cumulative basis as to $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or $12,000 per month until $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common shares is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of $3,150,000 (previously $2,000,000) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b) $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to $18,000 per month from $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the nine months ended December 31, 2011, $18,000 (December 31, 2010 -$84,000) was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, with such costs recorded as product development costs.

The Company and the Company’s legal counsel performed a comprehensive review of the Purchase Agreement and the Company’s improved Verticrop technology and concluded that it is not using the intellectual property relating to the vertical plant growing technology as was contemplated in the Purchase Agreement and thus terminated the Purchase Agreement on May 17, 2011.

8.      VERTIGRO JOINT VENTURE

On July 7, 2010, the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated.

The main elements from VAT included in the financial statements are accounts payable of $44,029 (March 31, 2011 - $44,029) and expenses of $nil (March 31, 2011 - $nil).  There were no assets in VAT as at December 31, 2011 and March 31, 2011.

At March 31, 2010, the Company wrote-off a receivable due from Global Green in the amount of $657,641. During the nine months ended December 31, 2011, the Company recovered $4,500 (2010 - $4,011) of this receivable and has included this amount against other bad debts as a recovery in the consolidated statement of comprehensive loss.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

9.      INVENTORIES

At December 31, 2011, the Company had no inventory (March 31, 2011 - $nil).  Inventories in prior years consisting of product relating to the Company’s Tomorrow Garden project were impaired to its net realizable value pursuant to initiatives in process to terminate and sell this product line.

10.   PROMISSORY NOTES PAYABLE

Promissory notes payable consisted of the following due to third party lenders:

	December 31, 2011	March 31, 2011
8% and 10% simple interest, unsecured, due on demand (a)	$587,891	$558,212
18% simple interest, secured, due July 14, 2012 (Note (b))	758,685	-
	$1,346,576	$558,212

(a)
The demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares, a director and officer of the Company and a former director and officer of the Company. Total interest accrued during the nine months ended December 31, 2011 is $40,254 (2010 - $114,787).

(b)
On July 14, 2011, the Company issued a secured promissory note for $700,000 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matures on July 14, 2012 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso, Texas owned by a wholly owned subsidiary of the Company. The Company may repay the note at any time without penalty. Total interest accrued during the nine months ended December 31, 2011 is $58,685 (2010 - Nil).

11.   CONVERTIBLE NOTES

Date of Issue	Balance, March 31, 2011	Issued principal and transfers	Equity portion	Derivative liability portion, net	Accretion interest or penalty	Conversion/ repayments	Balance, December 31, 2011
Feb 2010 (a)	$51,698	$-	$-	$-	$5,410	$-	$57,108
	$51,698	$-	$-	$-	$5,410	$-	$57,108

(a)	$50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

11.   CONVERTIBLE NOTES (continued)

(a)	$50,000 February 2010 Convertible Note (continued)

The Company used the residual method to allocate a value of $5,496 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15%, which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

During the nine months ended December 31, 2011, the Company recorded $5,410 in accretion and interest expense in relation to the convertible note.

12.   SHARE CAPITAL AND RESERVES

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount	Contributed Surplus
Balance, as at April 1, 2010	52,175,329	$39,011,557	$5,023,657
Private placement, net of share issue cost	10,192,365	1,415,558	-
Issued for settlement of debt	15,636,656	2,345,498	-
Issued for investor relations services	600,000	144,000	-
Issued for consulting services	500,000	120,000	-
Issued as payment of interest	135,925	32,622	-
Issued for extension on convertible notes (Note 11(a))	500,000	60,000	-
Conversion of convertible notes (Note 11(a))	3,500,000	700,000	-
Return of shares to treasury	(21,704)	(10,000)	-
Fair value of warrants issued (e)	-	-	513,179
Fair value of options (i)	-	-	752,462
For contributed services (c)	-	-	126,000
Stock-based compensation (d)	-	-	215,510
Warrant modification	-	(46,618)	138,462
Balance, as at March 31, 2011	83,218,571	$43,808,617	$6,769,270

Private placement, net of share issue cost (b)	1,794,413	231,254	-
Performance shares issued (b)	7,323,018	1,362,635	-
Stock-based compensation	-	-	10,529
Issued for investor relations services (b)	300,000	51,750
Issued for internet services (b)	200,000	26,500
Fair value of options (b)	-	-	41,163
Re-measurement of fair value of options (b)	-	-	(372,136)

Balance, as at December 31, 2011	92,836,002	$45,480,756	$6,448,826

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

(b)                Issued and outstanding

During the nine months ended December 31, 2011, the Company closed a private placement tranche and issued 1,036,263 units at a price of $0.15 per unit for gross proceeds of $155,439. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants, as the share price at the two closing dates was either equal to or less than unit price.  Pursuant to the PP Agreement (Note (b)(i)), the Company had an additional commitment to issue 675,824 common shares for a total of 7,323,018 common shares.  The 675,824 shares were valued at $54,066 based on the market price of the shares at the time the shares were earned and charged to stock-based compensation. The 7,323,018 common shares were issued during the three month period ended December 31, 2011 for their total carried value of $1,362,635.

In addition, under the PP agreement (b) (i) the parties were entitled to receive an additional 675,824 options. These options were measured at June 30, 2011 by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.0%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.09 and expected dividends – nil. The Company included the value of the options earned but not granted of, $41,163, as a charge to stock-based compensation in the consolidated statement of comprehensive loss.

The Company also closed a private placement tranche and issued 758,150 units at a price of $0.10 per unit for gross proceeds of $75,815. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15. No value has been attributed to the warrants, as the share price at the two closing dates was either equal to or less than unit price.

Issued the following common shares for internet marketing investor relations services:

•	300,000 common shares at an aggregate fair value of $51,750 being the fair value of shares on the date the shares were earned.

•	200,000 common shares at an aggregate fair value of $26,500 being the fair value of shares on the date the shares were earned.

During the year ending March 31, 2011, the Company:

(i)
Entered into a Private Placement Agreement (“PP Agreement”) on December 14, 2010 with a third party and a related party. The PP Agreement included a commitment to the Company along with provisions for the new management group to further the development and marketability of the Verticrop™ vertical plant technology and for the third party to raise funds. In return for these services, the parties could earn up to 10,000,000 common shares of the Company based on a calculation of total dollars raised over $2,300,000 times 10,000,000.  The PP Agreement was later amended, whereby the first 7,000,000 shares earned would be allocated to the new management group as an incentive for them to join the Company. As at March 31, 2011, the Company had a commitment to issue 6,647,195 common shares. The shares were valued at $1,308,569 based on the market price of the shares at the time the shares were earned and charged to stock–based compensation.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

(b)                Issued and outstanding

In addition, under this PP Agreement the management group and the third party could earn up to 10,000,000 options at an exercise price of $0.15 and an expiry of five years from grant date based on the same formula used for the common shares. As at March 31, 2011, the parties were entitled to receive based on completed performance 6,647,195 options. These options have been measured at March 31, 2011 by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.77%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.15 and expected dividends – nil. The Company included the value of the options earned but not granted of, $752,462, as a charge to stock-based compensation in the consolidated statement of comprehensive loss.

These options were granted by the Board on October 01, 2011. On September 31, 2011, these options were re-measured by applying the fair value method using Black-Scholes option pricing model in accounting for options utilizing risk-free interest rate – 2.0%; expected life – 5 years; expected volatility – 100%; exercise price - $0.15; share price - $0.09 and expected dividends – nil. The Company included the difference in the initial value of the options earned but not granted of, $372,136, as a credit to stock-based compensation in the statement of comprehensive loss during the nine months ending December 31, 2011.

(ii)
Closed private placements in two tranches and issued 10,192,365 units at a price of $0.15 per unit for gross proceeds of $1,528,855. Each unit consists of one common share and one half of one warrant. Each warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue.  No value has been attributed to the warrants, as the share price at the two closing dates was either equal to or less than unit price. Total share issuance costs connected with the private placement was $77,297 and includes $72,500 as a finder’s fee and $4,797 as legal fees.

As at March 31, 2011, the Company had not collected $68,000 in respect to share subscriptions for this private placement and was recorded in receivables. During the three months ended June 30, 2011, these funds were collected. This is a non-cash transaction in the consolidated statement of cash flows.

(iii)
During the year ending March 31, 2011, the Company entered into a series of debt settlement agreements whereby it agreed to issue common shares in settlement of certain promissory notes, accounts payable and related party amounts owing. An aggregate of $2,345,498 representing these balances was settled in exchange for 15,636,656 units at $0.15 per unit, being the fair value of the shares at the date of the settlement (Note 11). Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25.  The common shares were subject to a six month lock up agreement.  No value has been attributed to the warrants, as the share price at the debt settlement date was equal to the settlement price.

(iv)        Issued the following common shares for investor relations services:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance.
•	50,000 common shares for services rendered under a public relations agreement at a fair value of $12,000 being the fair value of shares on the date of issuance; and

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

(b)                Issued and outstanding

•	50,000 common shares for services rendered under a design services contract at a fair value of $12,000 being the fair value of shares on the date of issuance.

(v)        Issued the following common shares for consulting services in respect of product development:

•	500,000 common shares at an aggregate fair value of $120,000 being the fair value of shares on the date of issuance;

(vi)           For Contributed Services:

At March 31, 2010, commitment to issue shares includes 300,000 common shares issuable to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares were issued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate fair value of $126,000. During the year ended March 31, 2011, the Company and the officer and director determined that the shares would be replaced by stock options once the stock option plan is approved. The $126,000 was removed from commitment to issue shares and charged to contributed surplus.

(c)                Commitment to Issue Shares

At December 31, 2011 and March 31, 2011, commitment to issue common shares (or units, where indicated) included the following:

		As at December 31, 2011			As at March 31, 2011
In connection with:	Note	Number	Amount		Number	Amount
Financial consulting agreement for investor relations		-	-		300,000	$51,750	*
Consulting agreement for internet and marketing		-	-		150,000	22,000	*
Private placement agreement for management services	12(b)	-	-		6,647,195	1,308,570	*
Private placement at $0.10 per unit		30,000	3,000	†	140,000	21,000	†
Private placement at $0.05 per unit		1,000,000	50,000	†	-	-
		1,030,000	$53,000		8,847,924	$1,403,320

* Aggregate value of these common shares was calculated by using the closing share price on the date the share commitment was earned.

† Value of these units is calculated at the Private Placement unit price.

(d)                Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

 (d)               Stock options (continued)

outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of grant. Options granted shall expire after a period of eight years or terminate three months after the recipient ceases to be an employee of the Company.

The following summarizes stock option activity for the year ended March 31, 2011 and the nine months ended December 31, 2011.

	Nine months ended December 31, 2011		Year ended March 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	8,697,195	$0.23	100,000	$0.30
Options granted	675,824	$0.15	2,050,000	$0.23
Options committed but not granted	-	-	6,647,195	$0.15
Options forfeited	-	-	(100,000)	$0.30
Balance, end of period	9,373,019	$0.17	8,697,195	$0.17

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2011:

	Options Outstanding			Options Exercisable
Expiry:	Exercise price	Number of options	Weighted average remaining contractual life (years)	Exercise price	Number of options	Weighted average remaining contractual life (years)
June 1, 2018	$0.25	1,500,000		$0.25	1,500,000
July 31, 2018	$0.25	250,000		$0.25	250,000
November 30, 2018	$0.10	300,000		$0.10	300,000
February 18, 2016	$0.15	6,647,195		$0.15	6,647,195
June 1, 2018	$0.15	675,824		$0.15	675,824

		9,373,019	4.93		9,373,019	4.93

During the nine months ended December 31, 2011, the Company issued 675,824 stock options (2010 – 1,750,000) to officers, employees, directors and other eligible persons. As a result of issuing these options, during the nine months ended December 31, 2011, the Company recorded stock-based compensation of $41,163 (2010 - $201,182). The weighted average fair value of stock options granted of $0.15 (2010 - $0.12) per option was estimated using the Black-Scholes option pricing model with the following assumptions:

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

12.    SHARE CAPITAL AND RESERVES (continued)

(d)                Stock options (continued)

	Nine months ended December 31,
	2011	2010
Risk-free interest rate	2.00%	1.98%
Expected life	5 years	5 years
Expected volatility	100%	100%
Expected dividend per store	$nil	$nil

(e)                Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the period from April 1, 2010 to December 31, 2011:

	Number of warrants	Weighted average exercise price
Balance, April 1, 2010	8,813,200	$0.63
Warrants issued	20,509,092	$0.22
Warrants forfeited	(90,354)	$13.50
Balance, March 31, 2011	29,231,938	$0.30
Warrants issued	897,207	$0.21
Warrants forfeited	(8,081,152)	$0.50
Balance, December 31, 2011	22,047,993	$0.20

As at December 31, 2011, the following share purchase warrants were outstanding:

Expiry Date	Note	Exercise Price	Number of Warrants
February 16, 2012*		$0.60	208,333
May 31, 2012	(iii)	$0.30	875,000
January 14, 2013	(i)	$0.15	4,444,444
February 18, 2013		$0.25	4,776,183
March 31, 2013		$0.25	320,000
April 1, 2013		$0.25	7,818,328
June 14, 2013		$0.25	518,132
October 31,13		$0.15	379,075
July 16, 2013	(ii)	$0.15	2,708,498
Total			22,047,993

* Expired unexercised subsequent to December 31, 2011

(i)
As part of the final negotiation with the July 2009 convertible note holders the Company agreed to issue an additional 4,047,686 warrants at $0.15 for a two-year period ending January 14, 2013 and to reset the exercise price of the current outstanding 396,758 warrants from $0.40 to $0.15, resulting in a total of 4,444,444 warrants outstanding. The Company applies the fair

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

12.   SHARE CAPITAL AND RESERVES (continued)

(e)                Warrants (continued)

(ii)
value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 2.95%; expected life – 3 years ; expected volatility – 100%; and expected dividends – nil. The issuance of the new warrants resulted in $445,650 charge to loss on settlement of debt with a corresponding credit to contributed surplus. As for the price reduction, the Company recorded a warrant modification of $46,619.

(iii)
On February 18, 2011, the Company issued units of securities at $0.15 causing an increase of certain warrants to an agent from 36,601 to 2,708,497 warrants and a reset in the exercise price of the currently held 36,601 warrants from $0.40 to $0.15.

(iv)
875,000 warrants exercisable at $0.30 were issued to a third party exercisable until May 31, 2012 as a fee for arranging a finance transaction. The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.43%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The Company included the value of finders’ warrants issued, $67,529, as a charge to interest, accretion and fees in the consolidated statement of comprehensive loss for the year ended March 31, 2011.

13.   PRODUCT DEVELOPMENT COSTS

As the Company is in the development stage, discontinued product sales and test sales are credited to development costs.  During the nine months ended December 31, 2011, the Company had discontinued product sales of $nil (2010 - $17,071) related to Tomorrow Garden products.

14.   GENERAL AND ADMINISTRATIVE COSTS

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Investor relations	$19,951	$2,719	$48,973	$282,339
Advertising and media development	(161)	7,073	12,876	15,752
Professional fees	11,340	61,095	107,254	153,771
Office and miscellaneous	13,734	78,463	95,042	157,036
Travel	21,632	17,573	89,477	99,177
Amortization	10,537	62,624	36,874	137,453
Rent	21,417	6,872	42,336	64,524
Filing and transfer agent fees	(166)	5,298	10,123	13,368
Stock-based compensation (Note 12)	(7,901)	22,491	(266,378)	202,628
	$90,113	$264,208	$176,577	$1,126,048

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

15.   INTEREST AND FINANCING COSTS

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Debt interest	$46,094	$148,676	$103,177	$372,566
Accretion	819	768	2,410	1,885
	$46,913	$149,444	$105,587	$374,451

16.   NON-OPERATING EXPENSES

	Three months ended December31,		Nine months ended December 31,
	2011	2010	2011	2010
Foreign exchange loss (gain)	$4,910	$35,261	$(36,396)	$65,024
Loss (gain) on conversion of convertible debt	-	-	-	(527,689)
Change in fair value of derivative liability loss (gain)	(36,157)	337,252	(164,600)	588,220
Loss (gain) on disposal of capital assets	6,618		(13,939)
Write-off (recovery) of receivable	(336)		15,715	(4,021)
	$(24,965)	$372,513	$(199,220)	$121,534

17.   RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2011 and 2010, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	Three months ended December 31,		Nine months ended December31,
	2011	2010	2011	2010
Product development	$(118)	$49,865	$1,937	$149,595
Interest and accretion	9,023	46,150	27,836	138,451
Rent	-	4,500	-	18,002
	$8,905	$100,515	$29,773	$306,048

The related party transactions are in the ordinary course of business and are measured at the exchange amount, which is the amount, agreed upon by the transacting parties.

At December 31, 2011 and 2010, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares. The amounts owing were non-interest bearing and had no specific terms of repayment.

At December 31, 2011, promissory notes payable of $388,197 (March 31, 2011 - $558,212) included in the total amount of the promissory notes owing are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company (Note 10).

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

17.   RELATED PARTY TRANSACTIONS (continued)

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License for the nine months ended December 31, 2011 and 2010 (Note 7).

Key Management Compensation

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Salaries and short-term employee benefits accrued but not paid during the period	$96,840	$39,3381	$303,240	$90,355
Salaries and short-term employee benefits paid during the period	29,052		90,972
Share-based payments	-	-	28,224	-
	$125,892	$39,381	$422,436	$90,355

18.   COMMITMENTS

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $19,609 (GB£12,550).

On July 14, 2011, the Company entered into a Letter of Understanding with Chris Bradford, the Chairman of the Board and Managing Director of Valcent Products (EU) Ltd. where certain terms of payment were discussed depending of the timing of Mr. Bradford’s departure from the Company. In the meantime starting in July 2011, Mr. Bradford will receive a monthly director’s fee in the amount of $8,015 until one month notice or payment in lieu of notice is given. He will also receive 1,000,000 common shares or options in the Company, which are to be clarified at a later date based on certain performance measures. Other terms and conditions will be negotiated at the time of his departure.

The combined commitments as at December 31, 2011 are as follows:

	Shares	Amount
2012	-	$22,694
2013	-	78,438
2014	-	78,438
2015	-	78,438
Thereafter	-	115,205
	-	$373,212

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

18.   COMMITMENTS (continued)

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. During the nine months ended December 31, 2011, the Management became aware of a legal claim against the company for property damage and contract default in the amount of approximately $155,000 plus related costs. The Management is assessing the validity of the claim and has not yet engaged its legal counsel for comment. Based on information currently available the Company has recorded the $26,766 of the claim as a liability as at December 31, 2011.

19.   FINANCIAL INSTRUMENTS

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value. Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of comprehensive loss. The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

(a)	Fair Value of Financial Instruments

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition.

December 31, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$11,000	$-	$11,000
	$-	$11,000	$-	$11,000

March 31, 2011	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value
Derivative liability	$-	$175,600	$-	$175,600
	$-	$175,600	$-	$175,600

There are no assets or liabilities transferred from one level to another in the hierarchy during the nine months ended December 31, 2011. The Company’s embedded derivative liability, included in certain warrants (Note 12 (e) (ii)), is classified within Level 2 of the fair value hierarchy

The conversion feature was separated from the host contract and accounted for as a derivative instrument.  The derivative conversion option was valued using a binomial lattice model taking into account underlying unit factors such as conversion price, volatility, risk-free rates, the Company’s credit adjusted rates and dividend yield.  On exercise of the warrants, the liability amount will be allocated to derivative liability.

In assessing the fair value of other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.  The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

20.   SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Changes in non-cash working capital

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Receivables	$(3,144)	$(25,220)	$33,329	$(42,022)
Prepaids	15,016	14,726	9,578	28,752
Inventory	-	625	-	(278)
Due to related parties	106,257	93,529	337,236	144,726
Accounts payable	(23,238)	(81,164)	(413,754)	(31,599)
	$94,891	$2,497	$(33,611)	$99,579

21.   SEGMENTED INFORMATION

The Company operates in one industry segment being the research, product development and resale sectors. The Company’s segment comprises of three geographic locations with no revenue during all years reported of $nil.

	December 31, 2011	March 31, 2011
Property and equipment
United States	$-	$-
United Kingdom	89,383	137,324
Canada	-	-
	$89,383	$137,254

	December 31, 2011	March 31, 2011
Assets held for sale
United States	$433,254	$433,254
United Kingdom	-	-
Canada	-	-
	$433,254	$433,254

22.   GAIN (LOSS) PER SHARE

The calculation of basic and diluted loss per share for the three and nine months ended December 31, 2011 was based on the following:

	Three months ended December31,		Nine months ended December 31,
	2011	2010	2011	2010
Gain (loss) attributable to common shareholders	$(0.00)	$(0.02)	$(0.01)	$(0.05)
Weighted average number of common shares outstanding	84,254,834	57,389,550	86,476,093	55,794,298

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

23.   SUBSEQUENT EVENTS

•
On January 27, 2012, the Company closed a private placement tranche and issued 1,000,000 units at a price of $0.05 per unit for gross proceeds of $50,000. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15.

•	On January 27, 2012, the Company incorporated a wholly owned subsidiary Local Garden Vancouver Inc. to operate the Company’s first commercial VertiCrop System.

•
On February 03, 2012, the Company issued an unsecured promissory note in the amount of $484,200 accruing interest at 18% per annum with a conversion feature connected to any accrued interest. As a condition of the loan, the funds can only be used in the operations of the Company’s newly incorporated subsidiary Local Garden Vancouver Inc. The note matures on February 03, 2014 but the principal and accrued interest is due on demand with any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period.  The Company may repay the note at any time without penalty.

24.   TRANSITION TO IFRS

The accounting policies set out in these interim financial statements have been applied to all periods presented.  In preparing its opening IFRS statement of financial position, the Company has adjusted amounts previously reported in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statement of equity as of December 31, 2011.

 Reconciliation of Equity

The Canadian GAAP and IFRS statements of equity as at December 31, 2011 have been reconciled as follows:

	Note	December 31, 2011
Equity as reported under Canadian GAAP		$(2,283,873)
IFRS adjustments:
Derivative liability differences	(i)	(11,000)
Total IFRS adjustments to equity		(11,000)
Equity as reported under IFRS		$(2,294,873)

The following paragraphs explain the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company.  These differences result in the adjustments in the table above.

         (i)   Derivative liability differences

Under IFRS, certain warrants issued by the Company have a clause that causes the warrants to increase if the Company issues any securities at a price lower than $0.15 and must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss.  There is no such requirement under Canadian GAAP as certain warrants issued by the Company meet the definition of an equity instrument.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2011
(Expressed in US Dollars)
(Unaudited)

24.   TRANSITION TO IFRS (continued)

The Company applies the fair value method using the Binomial option pricing model in accounting for these warrants as the reset provision on these warrants have been mutually terminated by utilizing exercise price – $0.15; risk-free interest rate – 2.95%; expected life – 2 years; expected volatility – 100%; and expected dividends – nil.  The fair value of $175,600 was recorded as a derivative liability at March 31, 2011. The derivative liability was re-measured at December 31, 2011 using the same Binomial option pricing model, which resulted in a charge of $164,600 change in fair value of derivative liability.